Product supplement no. 203-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated January 26, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Return Notes Linked to a Commodity Index or a Basket of Commodity Indices

General

- JPMorgan Chase & Co. may offer and sell return notes linked to a single commodity index or a basket of commodity indices from time to time. This product supplement no. 203-A-I describes terms that will apply generally to the return notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. A separate index supplement will describe any commodity index to which the notes are linked in whole or in part that is not described in this product supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein, in any related index supplement or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- Payment is linked to an Index or a Basket as described below.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-48 of this product supplement.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- The notes are linked to an Index or a Basket that reflects the return on commodity futures contracts, not the return on the physical commodities underlying such commodity futures contracts.
- Investing in the notes is not equivalent to investing directly in any Index, any futures contracts underlying any Index or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any Index.
- The market disruption events applicable to a commodity index are different from the market disruption events that may be applicable to an equity index. For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes), please see "Description of Notes — Postponement of a Determination Date," "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Underlying:	In this product supplement, we refer to the Index or the Basket, as applicable, as the Underlying.
Index:	If the notes are linked to a single commodity index, the relevant terms supplement will specify the commodity index (the "Index"). In this product supplement, we also refer to a commodity index included in a basket as an "Index."
Basket:	If the notes are linked to a basket, the relevant terms supplement will specify the commodity indices that are included in the basket (the "Basket").
Index Weighting:	For notes linked to a Basket, with respect to each Index, a fixed percentage or fraction as specified in the relevant terms supplement, *provided* that the sum of the Index Weighting for all Indices will equal 100% or 1, as applicable.
	The relevant terms supplement will specify either (i) the weight of each Index in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Index will be determined. For example, if the relevant terms supplement specifies that an Index is weighted to compose 18% of the value of the Basket, the Index Weighting for that Index is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Indices, the Index with the greater Index Return will make up 70% of the value of the Basket, and the Index with the lesser Index Return will make up 30% of the value of the Basket.
Payment at Maturity (Notes with an Additional Amount):	Unless otherwise specified in the relevant terms supplement, for notes with an Additional Amount, your return will be linked to the performance of the Underlying *plus* an Additional Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$$\$1,000 \times (1 + \text{Underlying Return}) + \text{Additional Amount}$$

For notes with an Additional Amount, you will lose some or all of your investment at maturity (other than the Additional Amount) if the Underlying Return is negative.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes), see "Description of Notes — Postponement of a Determination Date," "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

(continued on next page)

Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 203-A-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 26, 2011

Key Terms (continued)

Payment at Maturity (Notes with a Deduction Amount): Unless otherwise specified in the relevant terms supplement, for notes with a Deduction Amount, your return will be linked to the performance of the Underlying *minus* a Deduction Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$$\$1,000 \times (1 + \text{Underlying Return}) - \text{Deduction Amount}$$

In no event, however, will the payment at maturity be less than $0.

For notes with a Deduction Amount, you will lose some or all of your investment at maturity if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the negative effect of the Deduction Amount.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes), see "Description of Notes — Postponement of a Determination Date," "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Additional Amount: If applicable, a dollar amount as set forth in the relevant terms supplement, which may be equal to, but will not be less than, zero.

Deduction Amount: If applicable, a dollar amount as set forth in the relevant terms supplement, which will be greater than zero.

Underlying Return: In this product supplement, we refer to the Index Return or the Basket Return, as applicable, as the Underlying Return.

Initial Underlying Level: In this product supplement, we refer to the Initial Index Level or the Starting Basket Level, as applicable, as the Initial Underlying Level.

Ending Underlying Level: In this product supplement, we refer to the Ending Index Level or the Ending Basket Level, as applicable, as the Ending Underlying Level.

Underlying Closing Level: In this product supplement, we refer to the Index closing level or the Basket Closing Level, as applicable, as the Underlying Closing Level.

Index Return: Unless otherwise specified in the relevant terms supplement, with respect to an Index:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level (or Strike Level, if applicable)}}{\text{Initial Index Level (or Strike Level, if applicable)}}$$

Initial Index Level: Unless otherwise specified in the relevant terms supplement, with respect to an Index, the Index closing level of such Index on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of such Index on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

Ending Index Level: Unless otherwise specified in the relevant terms supplement, with respect to an Index, the Index closing level of such Index on the Observation Date or such other date as specified in the relevant terms supplement, or, if the relevant terms supplement specifies Ending Averaging Dates, (a) for notes linked to a single Index, the arithmetic average of the Index closing levels of such Index on each of the Ending Averaging Dates, and (b) for notes linked to a Basket, the Index closing level of such Index on the relevant Ending Averaging Date. The purpose of clause (b) is, if Ending Averaging Dates are used, to facilitate the calculation of the Ending Basket Level, which will be based on the sum of the weighted Index Return of each Index on each Ending Averaging Date, as described in this product supplement. Accordingly, if the notes are linked to a Basket and Ending Averaging Dates are used, the calculation agent will determine the Index closing level of each Index on each Ending Averaging Date in order to calculate the Ending Basket Level.

Basket Return: Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level (or Strike Level, if applicable)}}{\text{Starting Basket Level (or Strike Level, if applicable)}}$$

Starting Basket Level: Unless otherwise specified in the relevant terms supplement, set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or such other relevant date as specified in the relevant terms supplement

Ending Basket Level: The Basket Closing Level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

Basket Closing Level: Unless otherwise specified in the relevant terms supplement, the Basket Closing Level on any trading day will be calculated as follows:

$$100 \times [1 + \text{sum of (Index Return of each Index} \times \text{Index Weighting of each such Index)}]$$

Strike Level: For notes linked to a single Index, the relevant terms supplement may specify a level other than the Initial Index Level, which we refer to as the "Strike Level," to be used to make all calculations or determinations that would otherwise be made using the Initial Index Level including, but not limited to, calculating the Index Return. The Strike Level, if applicable, will be specified in the relevant terms supplement to be equal to either (a) a percentage of the Index closing level as of a specified date, or (b) a fixed amount determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that the Strike Level will be 95% of the Index closing level on the pricing date.

For notes linked to a Basket, the relevant terms supplement may specify a level other than the Starting Basket Level, which we refer to as the "Strike Level," to be used to make all calculations or determinations that would otherwise be made using the Starting Basket Level including, but not limited to, calculating the Basket Return. The Strike Level, if applicable, will be specified in the relevant terms supplement to be equal to either (a) a percentage of the Basket Closing Level as of a specified date, or (b) a fixed amount determined without regard to the Basket Closing Level as of a particular date. For example, the relevant terms supplement may specify that the Strike Level will be 95% of the Starting Basket Level on the pricing date.

Initial Averaging Dates: As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date."

<u>Key Terms (continued)</u>

Underlying Valuation Date(s):	The Ending Underlying Level will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Underlying Valuation Dates in this product supplement. Any Underlying Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Determination Date."
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to the impact of certain market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes) and as described under "Description of Notes — Payment at Maturity," "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the terms supplement relevant to your investment, any related index supplement, this product supplement no. 203-A-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement, any related index supplement and this product supplement no. 203-A-I and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. 203-A-I, together with the relevant terms supplement, any related index supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any related index supplement, this product supplement no. 203-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 203-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, any related index supplement, this product supplement no. 203-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 203-A-I, any related index supplement, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. A separate index supplement will describe any commodity index to which the notes are linked in whole or in part that is not described in this product supplement. Capitalized terms used but not defined in this product supplement no. 203-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus, the relevant terms supplement and any related index supplement. The term "note" refers to each $1,000 principal amount of Return Notes Linked to a Commodity Index or a Basket of Commodity Indices.

General

The Return Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to a single commodity index (the "Index") or a basket of commodity indices (the "Basket") as specified in the relevant terms supplement. In this product supplement, we also refer to a commodity index included in the Basket as an "Index." The notes are a series of debt securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement as well as any related index supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes do not pay interest and do not guarantee any return of principal at, or prior to, maturity (other than the Additional Amount, if applicable, subject to the credit risk of JPMorgan Chase & Co.). Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying calculated in accordance with the formula set forth below, the Additional Amount or the Deduction Amount, as applicable, and whether the notes have a Strike Level.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("DTC") or its nominee, as described under "Description of Notes — Forms of Notes" in the accompanying prospectus supplement and "Forms of Securities — Global Securities" in the accompanying prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 203-A-I and any related index supplement. The terms described in that document supplement those described herein, in any related index supplement and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein, in any related index supplement or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

     The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Underlying Valuation Date is postponed as described below. In addition, the notes are subject to early acceleration under certain circumstances described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Notes with an Additional Amount

Unless otherwise specified in the relevant terms supplement, for notes with an Additional Amount, your return will be linked to the performance of the Underlying *plus* an Additional Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$1,000 × (1 + Underlying Return) + Additional Amount

The "Additional Amount" will be specified in the relevant terms supplement, which may be equal to, but will not be less than, zero.

For notes with an Additional Amount, you will lose some or all of your investment at maturity (other than the Additional Amount) if the Underlying Return is negative.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes), see "Description of Notes — Postponement of a Determination Date," "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Notes with a Deduction Amount

Unless otherwise specified in the relevant terms supplement, for notes with a Deduction Amount, your return will be linked to the performance of the Underlying *minus* a Deduction Amount, as described below. As a result, at maturity, you will receive an amount per $1,000 principal amount note, unless otherwise specified in the relevant terms supplement, calculated as follows:

$1,000 × (1 + Underlying Return) – Deduction Amount

The "Deduction Amount" will be specified in the relevant terms supplement, which will be greater than zero.

For notes with a Deduction Amount, you will lose some or all of your investment at maturity if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the negative effect of the Deduction Amount.

For more information about the impact of market disruption events (including the early acceleration of the amounts due and payable under the terms of the notes), see "Description of Notes — Postponement of a Determination Date," "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

In this product supplement, we refer to (a) the Index Return or the Basket Return, as applicable, as the "Underlying Return," (b) the Initial Index Level or the Starting Basket Level, as applicable, as the "Initial Underlying Level," (c) the Ending Index Level or the Ending Basket Level, as applicable, as the "Ending Underlying Level" and (d) the Index closing level or the Basket Closing Level, as applicable, as the "Underlying Closing Level."

Unless otherwise specified in the relevant terms supplement, with respect to an Index, the "Index Return," as calculated by the calculation agent, is the percentage change in the Index closing level of such Index, calculated by comparing the Ending Index Level of such Index to the Initial Index Level (or Strike Level, if applicable) of such Index. The relevant terms supplement will specify the manner in which the Initial Index Level (or Strike Level, if applicable) and the Ending Index Level are determined. The Index Return of an Index, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Return} = \frac{\text{Ending Index Level} - \text{Initial Index Level (or Strike Level, if applicable)}}{\text{Initial Index Level (or Strike Level, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, the "Initial Index Level" is, with respect to an Index, the Index closing level of such Index on the pricing date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels of such Index on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

For notes linked to a single Index, the relevant terms supplement may specify a level other than the Initial Index Level, which we refer to as the "Strike Level," to be used to make all calculations or determinations that would otherwise be made using the Initial Index Level including, but not limited to, calculating the Index Return. The Strike Level, if applicable, will be specified in the relevant terms supplement to be equal to either (a) a percentage of the Index closing level as of a specified date, or (b) a fixed amount determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that the Strike Level will be 95% of the Index closing level on the pricing date.

Unless otherwise specified in the relevant terms supplement, the "Ending Index Level" is, with respect to an Index, the Index closing level of such Index on the Observation Date or such other date as specified in the relevant terms supplement, or, if the relevant terms supplement specifies Ending Averaging Dates, (a) for notes linked to a single Index, the arithmetic average of the Index closing levels of such Index on each of the Ending Averaging Dates, and (b) for notes linked to a Basket, the Index closing level of such Index on the relevant Ending Averaging Date. The purpose of clause (b) is, if Ending Averaging Dates are used, to facilitate the calculation of the Ending Basket Level, which will be based on the sum of the weighted Index Return of each Index on each Ending Averaging Date, as described in this product supplement. Accordingly, if the notes are linked to a Basket and Ending Averaging Dates are used, the calculation agent will determine the Index closing level of each Index on each Ending Averaging Date in order to calculate the Ending Basket Level.

Unless otherwise specified in the relevant terms supplement, the "Basket Return," as calculated by the calculation agent, is the percentage change in the Basket Closing Level, calculated by comparing the Ending Basket Level to the Starting Basket Level (or Strike Level, if applicable). The relevant terms supplement will specify the manner in which the Starting Basket Level (or Strike Level, if applicable) and the Ending Basket Level are determined. The Basket Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Basket Return} = \frac{\text{Ending Basket Level} - \text{Starting Basket Level (or Strike Level, if applicable)}}{\text{Starting Basket Level (or Strike Level, if applicable)}}$$

Unless otherwise specified in the relevant terms supplement, the "Starting Basket Level" is set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or such other relevant date as specified in the relevant terms supplement.

For notes linked to a Basket, the relevant terms supplement may specify a level other than the Starting Basket Level, which we refer to as the "Strike Level," to be used to make all calculations or determinations that would otherwise be made using the Starting Basket Level including, but not limited to, calculating the Basket Return. The Strike Level, if applicable, will be specified in the relevant terms supplement to be equal to either (a) a percentage of the Basket Closing Level as of a specified date, or (b) a fixed amount determined without regard to the Basket Closing Level as of a particular date. For example, the relevant terms supplement may specify that the Strike Level will be 95% of the Starting Basket Level on the pricing date.

Unless otherwise specified in the relevant terms supplement, the "Ending Basket Level" is the Basket Closing Level on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates, if so specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the Basket Closing Level on any trading day will be calculated as follows:

100 × [1 + sum of (Index Return of each Index × Index Weighting of each such Index)]

For notes linked to a Basket, with respect to each Index, the "Index Weighting" is a fixed percentage or fraction as specified in the relevant terms supplement, *provided* that the sum of the Index Weighting for all Indices will equal 100% or 1, as applicable.

The relevant terms supplement will specify either (i) the weight of each Index in the Basket, which will be fixed for the term of the notes, or (ii) the manner in which the weight of each Index will be determined. For example, if the relevant terms supplement specifies that an Index is weighted to compose 18% of the value of the Basket, the Index Weighting for that Index is 18%. Alternatively, the relevant terms supplement may specify that, for a Basket consisting of two Indices, the Index with the greater Index Return will make up 70% of the value of the Basket, and the Index with the lesser Index Return will make up 30% of the value of the Basket.

Unless otherwise specified in the relevant terms supplement, the "Index closing level" of an Index on any trading day will equal the official closing level of such Index or any successor index thereto (as described under any related index supplement or below under "General Terms of Notes — Discontinuation of an Index; Alteration of Method of Calculation") published following the regular official weekday close of trading on that trading day. In certain circumstances, the Index closing level for an Index will be based on the alternative calculation of such Index described under any related index supplement or below under "— Postponement of a Determination Date" or "General Terms of Notes — Discontinuation of an Index; Alteration of Method of Calculation."

Unless otherwise specified in the relevant terms supplement, a "trading day" is, with respect to an Index, a day, as determined by the calculation agent, on which trading in the futures contracts underlying such Index or any successor index, as applicable, is generally conducted on the relevant exchange.

"Relevant exchange" means, with respect to any futures contract included in an Index or any relevant successor index, as applicable, the primary exchange or market of trading for such futures contract.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described under "— Postponement of a Determination Date" below.

The Underlying Valuation Date(s), which will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described under "— Postponement of a Determination Date" below.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Underlying Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Underlying Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events." In addition, the maturity date may be accelerated if there is a commodity hedging disruption event or an event of default. See "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" and "General Terms of Notes — Payment upon an Event of Default."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Postponement of a Determination Date

We refer to the Initial Averaging Dates and the Underlying Valuation Dates as "Determination Dates."

Notes Linked to a Single Commodity Index

If a Determination Date is not a business day, or if there is a market disruption event on such Determination Date (such day, a "Disrupted Day"), the applicable Determination Date will be postponed to the immediately succeeding business day that is not a Disrupted Day; *provided* that the Index closing level for such Determination Date, as postponed, will be determined by the calculation agent in accordance with the formula for and method of calculating the Index closing level last in effect prior to such Disrupted Day, using:

(a) with respect to each futures contract included in the Index that is not affected by such Disrupted Day (an "Unaffected Contract"), the official settlement price or fixing level, as applicable (such price or level, the "Contract Price"), as of the originally scheduled Determination Date (including any delayed publication of such Contract Price for the originally scheduled Determination Date that occurred on or prior to the determination of the postponed Determination Date); and

(b) with respect to each futures contract included in the Index that is affected by such Disrupted Day (an "Affected Contract"), the Contract Price for such Affected Contract as of the immediately succeeding business day that is not a Disrupted Day.

Any Determination Date may be postponed as described above up to five scheduled trading days following the date originally scheduled to be such Determination Date. On the fifth scheduled trading day following the originally scheduled Determination Date, if the Contract Price with respect to any Affected Contract has not been determined as described above (a "Final Affected Contract"), the calculation agent will determine the Index closing level for such Determination Date on such fifth scheduled trading day following the originally scheduled Determination Date in accordance with the formula for and method of calculating the Index closing level last in effect prior to the applicable Disrupted Day, using:

(a) with respect to each Unaffected Contract, the applicable Contract Price as of the originally scheduled Determination Date (including any delayed publication as described above);

(b) with respect to each Affected Contract (other than any Final Affected Contract), the applicable Contract Price for such Affected Contract determined in the manner described above; and

(c) with respect to each Final Affected Contract, the calculation agent's good faith estimate of the applicable Contract Price for such Final Affected Contract on such fifth scheduled trading day that would have prevailed but for such Disrupted Day.

A "scheduled trading day" is, with respect to the futures contracts underlying an Index or successor index, as applicable, a day, as determined by the calculation agent, on which the relevant exchange is scheduled to open for trading for its regular trading session.

Notes Linked to a Basket

If a Determination Date is a Disrupted Day with respect to any Index (any such Index affected by a Disrupted Day, a "Disrupted Index"), the applicable Determination Date will be postponed to the immediately succeeding business day for any such Disrupted Index that is not a Disrupted Day for such Index; *provided* that the Basket Closing Level on such Determination Date, as postponed, will be determined by using:

(a) for each Index other than any such Disrupted Index (any Index that is not a Disrupted Index, an "Unaffected Index"), the Index closing level on the originally scheduled Determination Date; and

(b) for each Disrupted Index, the Index closing level for such Determination Date as determined by the calculation agent in accordance with the formula for and method of calculating such Index closing level last in effect prior to the applicable Disrupted Day, using:

(i) with respect to each Unaffected Contract, the applicable Contract Price as of the originally scheduled Determination Date (including any delayed publication of such Contract Price for the originally scheduled Determination Date that occurred on or prior to the determination of the postponed Determination Date); and

(ii) with respect to each Affected Contract, the Contract Price for such Affected Contract as of the immediately succeeding business day that is not a Disrupted Day.

For the avoidance of doubt, if a Determination Date is to be postponed as described above, and there are two or more Disrupted Indices and the first business day that is not a Disrupted Day for the first Disrupted Index is different from such business day for one or more of the other Disrupted Indices, such Determination Date will be postponed to the latest of such business days. Under these circumstances, the calculation agent will calculate the Basket Closing Level for such Determination Date using the Index closing levels of the Disrupted Indices on different business days.

For example, if a Basket consists of two Indices, Index A and Index B, and February 1, 2011, a Determination Date, is a Disrupted Day with respect to Index A but not with respect to Index B, the Basket Closing Level will be calculated on February 2, 2011 using the Index closing level for Index A on February 2, 2011 and the Index closing level for Index B on February 1, 2011 (assuming February 2, 2011 is not a Disrupted Day with respect to Index A).

Any Determination Date may be postponed as described in the first paragraph above for up to five scheduled trading days for any Disrupted Index following the originally scheduled Determination Date. On the sixth scheduled trading day for any Disrupted Index following the originally scheduled Determination Date, if the Contract Price with respect to any Affected Contract has not been determined as described in the first paragraph above (a "Final Affected Contract"), the calculation agent will determine the Basket Closing Level for such Determination Date on such sixth scheduled trading day for any Disrupted Index that includes a Final Affected Contract following the originally scheduled Determination Date (a "Final Disrupted Index") using:

(a) for each Unaffected Index, the Index closing level on the originally scheduled Determination Date;

(b) for each Disrupted Index (other than a Final Disrupted Index), the Index closing level as described in the first paragraph above; and

(c) for each Final Disrupted Index, the Index closing level for such Determination Date as determined by the calculation agent in accordance with the formula for and method of calculating such Index closing level last in effect prior to the applicable Disrupted Day, using:

(i) with respect to each Unaffected Contract, the Contract Price as of the originally scheduled Determination Date (including any delayed publication as described in the first paragraph above);

(ii) with respect to each Affected Contract (other than any Final Affected Contract), the Contract Price for such Affected Contract determined in the manner described in the first paragraph above; and

(iii) with respect to each Final Affected Contract, the calculation agent's good faith estimate of the Contract Price for such Final Affected Contract on such fifth scheduled trading day that would have prevailed but for such Disrupted Day.

For the avoidance of doubt, if a Determination Date is to be postponed as described above, and there are two or more Final Affected Contracts and the fifth scheduled trading day for one Final Affected Contract is different from the fifth scheduled trading day for one or more of the other Final Affected Contracts, such Determination Date will be postponed to the latest of such fifth scheduled trading days.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes do not pay interest or guarantee any return of principal at, or prior to, maturity (other than the Additional Amount, if applicable, subject to the credit risk of JPMorgan Chase & Co.). Investing in the notes is not equivalent to investing directly in any Index, any futures contracts underlying any Index or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to any Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Risks Relating to the Notes Generally

The notes do not pay interest or guarantee the return of your investment.

The notes do not pay interest and may not return any of your investment (other than the Additional Amount, if applicable, subject to the credit risk of JPMorgan Chase & Co.). The amount payable at maturity, if any, will reflect the performance of the Underlying *plus* an Additional Amount or *minus* the Deduction Amount, as applicable, and will be determined pursuant to the terms described in this product supplement no. 203-A-I and the relevant terms supplement. For notes with an Additional Amount, if the Ending Underlying Level is less than the Initial Underlying Level (or Strike Level, if applicable) you may lose some or all of your investment in the notes at maturity, although you will receive the Additional Amount, if applicable, at maturity. For notes with a Deduction Amount, if the Ending Underlying Level is less than the Initial Underlying Level (or Strike Level, if applicable) or is not greater than the Initial Underlying Level (or Strike Level, if applicable) by a percentage sufficient to offset the negative effect of the Deduction Amount, you will lose some or all of your investment in the notes at maturity.

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

For notes with a Deduction Amount, the Deduction Amount will reduce your payment at maturity.

For notes with a Deduction Amount, the Deduction Amount will be an amount that will be subtracted from your payment at maturity, unless otherwise specified in the relevant terms supplement. Because the Deduction Amount will reduce your payment at maturity, you will lose some of your investment even if the Ending Underlying Level is greater than the Initial Underlying Level (or Strike Level, if applicable) if the Ending Underlying Level is not greater than the Initial Underlying Level (or Strike Level, if applicable) by a percentage sufficient to offset the negative effect of the Deduction Amount.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMS and other affiliates of ours trade commodity futures contracts, options on such futures contracts, commodities underlying such futures contracts and other financial instruments related to any Index, futures contracts, options or commodities on a regular basis, for their accounts and for other accounts under their management. JPMS and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to one or more Indices. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the price of commodity futures contracts underlying one or more Indices and, accordingly, could affect the levels of the relevant Indices, the value of the notes and the amount payable to you at maturity, if any.

In the course of our business, we or our affiliates may acquire non-public information about one or more Indices, the futures contracts underlying one or more Indices and the commodities underlying these contracts, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about one or more Indices, the futures contracts underlying the one or more Indices or the commodities underlying these futures contracts. Any prospective purchaser of notes should undertake an independent investigation of any relevant Index, the futures contracts underlying any relevant Index and the commodities underlying these contracts as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the Index closing level of one or more Indices, the price of the futures contracts underlying one or more Indices or the price of the commodities underlying these contracts. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Starting Basket Level, if applicable, the Strike Level, if applicable, the Index closing level on each Initial Averaging Date, if applicable, and each Underlying Valuation Date, the Basket Closing Level, if applicable, on each Initial Averaging Date, if applicable, and each Underlying Valuation Date, the Ending Basket Level, if applicable, any Ending Index Level, the Basket Return, if applicable, any Index Return and the payment at maturity, if any, on the notes. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether any Index has been discontinued, the amount payable to you in the event of an early acceleration of the notes due to a commodity hedging disruption event and whether there has been a material change in the method of calculation of any Index so that such Index does not, in the opinion of the calculation agent, fairly represent the value of such Index (or relevant successor index, if applicable) had those modifications not been made. In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS, as the calculation agent, is entitled to exercise discretion.

The Ending Underlying Level may be less than the Underlying Closing Level at the maturity date of the notes or at other times during the term of the notes.

Because the Ending Underlying Level will be calculated based on the Underlying Closing Level on one or more Underlying Valuation Dates during the term of the notes, the Underlying Closing Level at the maturity date or at various other times during the term of the notes, including dates near the Underlying Valuation Date(s), could be higher than the Ending Underlying Level. This difference could be particularly large if there is a significant increase or decrease in the Underlying Closing Level after the final Underlying Valuation Date but prior to the maturity date, or if there is a significant increase or decrease in the Underlying Closing Level around the time of the Underlying Valuation Dates or if there is significant volatility in the Underlying Closing Value during the term of the notes (especially on dates near the Underlying Valuation Date(s)). For example, when the Underlying Valuation Date(s) for the notes are near the end of the term of the notes, then if the Underlying Closing Levels increase or remain relatively constant during the initial term of the notes and then decrease below the Initial Underlying Level (or Strike Level, if applicable), the Ending Underlying Level may be significantly less than if it were calculated on a date earlier than the Underlying Valuation Date(s). Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in one or more Indices, any futures contracts underlying one or more Indices or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any one or more Indices.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities LLC, or JPMS, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Underlying on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Underlying. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including, but not limited to:

- the expected frequency and magnitude of changes in any relevant Index (*i.e.* volatility);

- the time to maturity of the notes;

- supply and demand trends at any time for the commodities upon which the futures contracts that compose any relevant Index or the exchange-traded futures contracts on such commodities;

- the market price of the commodities upon which the futures contracts that compose any Index are based or the exchange-traded futures contracts on such commodities;

- interest and yield rates in the market generally;

- economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect commodities market generally or the commodity futures contracts underlying any relevant Index and that may affect the value of such commodity futures contracts, and thus the Index closing level of any relevant Index; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

You cannot predict the future performance of the Underlying based on its historical performance. The value of the Underlying may decrease such that you may not receive any return of your investment at maturity, although for notes with an Additional Amount, you will still receive the Additional Amount. For notes with an Additional Amount, you may lose some or all of your investment if the Underlying Return is negative, although you will still receive the Additional Amount. For notes with a Deduction Amount, you will lose some or all of your investment if the Underlying Return is negative or if the Underlying does not appreciate sufficiently to offset the negative effect of the Deduction Amount.

The notes are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell any commodities futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute either an investment in futures contracts, options on futures contracts or in a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the "CFTC." We are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

The value of the Initial Index Level for an Index may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Index Level for an Index may be determined based on the arithmetic average of the Index closing levels of such Index on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, such Initial Index Level may not be determined, and you may therefore not know the value of such Initial Index Level, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with DTC on the issue date as described under "General Terms of Notes — Book Entry Only Issuance — The Depository Trust Company," will not set forth the Initial Index Level for such Index. If there are any increases in the Index closing levels of such Index on the Initial Averaging Dates that occur after the issue date and such increases result in the Initial Index Level for such Index being higher than the Index closing level on the issue date, this may establish a higher level that such Index must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity (other than the Additional Amount).

The notes are not designed to be short-term trading instruments.

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Underlying has appreciated since the pricing date. The potential returns described in the relevant terms supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity, if any, will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. Such estimated cost includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of such compensation or other transaction costs.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the relevant markets have been affected in a manner that prevents it from properly determining the Underlying Closing Level on any Underlying Valuation Date or any Initial Averaging Date, if applicable, and calculating the amount that we are required to pay to you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole or the termination or suspension of, or material limitation or disruption in the trading of any commodity futures contract included in any relevant Index. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Initial Averaging Date, if any, or the Underlying Valuation Dates and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events." In the event of such a postponement, the Index closing level of one or more Indices for the relevant Initial Averaging Date or Underlying Valuation Date may not be the official closing level published following the regular official weekday close of trading, but may be determined by the calculation agent in the manner described under "Description of Notes — Postponement of a Determination Date," which may adversely affect the return on your investment in the notes. In addition, if we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes, we have the right, but not the obligation, to accelerate the payment on your notes and pay you an amount determined in good faith in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. See "Description of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. The IRS might not accept, and a court might not uphold, the characterization and tax treatment of the notes described in "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 203-A-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may acquire the notes only for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks Relating to a Basket

The Indices may not be equally weighted.

Unless otherwise specified in the relevant terms supplement, the Indices may have different weights in determining the level of the Basket, depending on the Index Weightings specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the basket consists of five Indices and that the Index Weightings are 25%, 30%, 15%, 20% and 10% respectively. One consequence of such an unequal weighting of the Indices is that the same percentage change in two of the Indices may have different effects on the Basket Closing Level.   For example, if the Index Weighting for Index A is greater than the Index Weighting for Index B, a 5% decrease in Index A will have a greater effect on the Basket Closing Level than a 5% decrease in Index B.

The weight of each Index may be determined on a date other than the pricing date.

If so specified in the relevant terms supplement, the weight of each Index in the Basket may be determined on a date or dates other than the pricing date. For example, the relevant terms supplement may specify that the weights of the Indices in the Basket will be determined based on the relative magnitude of the Index Return of each Index on the Observation Date. As a result, if the relevant terms supplement so specifies, you will not know the weight assigned to each Index until a

date later than the pricing date, and you may not know the weight assigned to each Index in the Basket prior to the final Underlying Valuation Date.

Changes in the level of the Indices may offset each other.

Price movements in the Indices may not correlate with each other. At a time when the level of one or more of the Indices increases, the level of the other Indices may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the level of one or more of the Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Index or Indices, particularly if the Index or Indices that appreciate are of relatively low weight in the Basket. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level. For notes with an Additional Amount, you may lose some or all of your investment if the Ending Basket Level is lower than the Starting Basket Level, although you will still receive the Additional Amount. For notes with a Deduction Amount, you will lose some or all of your investment if the Ending Basket Level is lower than the Starting Basket Level or if the Ending Basket Level is not greater than the Starting Basket Level by a percentage sufficient to offset the negative effect of the Deduction Amount.

Movements in the Indices may be highly correlated.

High correlation of movements in the Indices during periods of negative returns among the Indices could have an adverse effect on your return on your investment at maturity. However, the movements in the Indices may become uncorrelated in the future. Accordingly, at a time when the level of one or more of the Indices increases, the level of the other Indices may not increase as much or may even decline. See "— Changes in the level of the Indices may offset each other" above.

Risks Relating to the Underlying

The commodity futures contracts underlying an Index are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes and/or could lead to the early acceleration of your notes.

Futures contracts and options on futures contracts markets, including those future contracts related to an Index, are subject to extensive statutes, regulations, and margin requirements. The CFTC and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of noteholders.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC, with respect to physical commodities other than excluded commodities as defined by the CFTC, to establish limits on the amount of positions, other than bona fide hedge positions, that may be held by any person in futures contracts, options on futures contracts or on commodities traded on or subject to the rules of a designated contract market, or any swaps that are economically equivalent to such contracts or options. The Dodd-Frank Act also requires the CFTC to establish limits for each month, including related hedge exemption positions, on the aggregate number or amount of positions in contracts based upon the same underlying commodity, as defined by the CFTC, that may be held by any person, including any group or class of traders. In addition, designated contract markets and swap execution facilities, as defined in the Dodd-Frank Act, are required to establish and enforce position limits or position accountability requirements on their own markets or facilities.

In addition, upon the occurrence of legal or regulatory changes that the calculation agent determines have interfered with our or our affiliates' ability to hedge our obligations under the notes, or if for any other reason we or our affiliates are unable to enter into or maintain hedge positions the calculation agent deems necessary to hedge our obligations under the notes, we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. See "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Suspension or disruptions of market trading in relevant commodity and related futures markets may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of an Index and, therefore, the value of your notes.

Owning the notes is not the same as owning the commodity futures contracts that compose an Index, or certain other commodity-related contracts directly.

The return on your notes will not reflect the return you would realize if you actually purchased the futures contracts that compose an Index, or exchange-traded or over-the-counter instruments based on any Index. You will not have any rights that holders of such assets or instruments have.

Higher future prices of commodities included in an Index relative to their current prices may lead to a decrease in the payment at maturity, if any, on your notes.

An Index is composed of futures contracts on physical commodities. As the contracts that underlie an Index come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as "rolling." Excluding other considerations, if the market for these contracts is in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a negative "roll yield." Moreover, many commodities have historically exhibited contango markets. The presence of contango in the commodity markets could adversely affect the level of an Index and, accordingly, the amount payable at maturity.

An investment in the notes does not offer direct exposure to physical commodities.

The notes are linked to one or more Indices that reflect the return on the commodity futures contracts underlying such Indices, not the return on the physical commodities underlying such commodity futures contracts. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that reflects the return on physical commodities.

An Index may be subject to pronounced risks of pricing volatility.

As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month, and can have further pronounced pricing volatility during extended periods of low liquidity. The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities. In respect of an Index that represent energy, it should be noted that due to the significant level of continuous consumption, limited reserves, and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the level of an Index and your payment at maturity.

Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in an Index.

Market prices of the commodity futures contracts underlying an Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, wars and acts of terror, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. The price volatility of each commodity also affects the value of the futures and forward contracts related to that commodity and therefore its price at any such time. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the particular commodity in question. In respect of commodities in the energy sector, due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy prices are subject to rapid price increases in the event of perceived or actual shortages. The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Many commodities are also highly cyclical. These factors, some of which are specific to the nature of each such commodity, may affect the level of an Index in varying ways, and different factors may cause the value of different commodities futures contracts included in an Index to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked in whole or in part to an Index.

An Index provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.

The notes may be linked to an excess return index, and not a total return index.

The notes may be linked to an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing such index. By contrast, "total return" indices are indices that, in addition to reflecting those returns, also reflect interest that could be earned on funds committed to the trading of the underlying futures contracts. The relevant terms supplement will indicate whether an Index is an excess return index or a total return index.

Historical performance of an Index should not be taken as an indication of the future performance of such Index during the term of the notes.

The actual performance of an Index over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Index. The trading prices of exchange-traded futures contracts on the underlying commodities will determine the level of an Index. As a result, it is impossible to predict whether the level of an Index will rise or fall.

Prices for the physical commodities upon which the futures contracts that compose an Index are based may change unpredictably and affect the value of the notes in unanticipated ways.

A decrease in the price of any of the commodities upon which the futures contracts that compose an Index are based may have a material adverse effect on the value of the notes and your return on an investment in the notes. The prices of such commodities are affected by numerous factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, general weather conditions, and trade, fiscal, monetary and exchange control policies. Many commodities are also highly cyclical. These factors, some of which are specific to the market for each such commodity, as discussed below, may cause the value of the different commodities upon which the futures contracts that compose the Index are based, as well as the futures contracts themselves, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Index. It is not possible to predict the aggregate effect of all or any combination of these factors. The relevant terms supplement may provide additional risk factors relating to the Index.

Agricultural Sector

Global prices of agricultural commodities, including cocoa, coffee, corn, cotton, soybeans, sugar and wheat, are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodity prices. Demand for agricultural commodities such as wheat, corn and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide growth and prosperity.

Energy Sector

Global prices of energy commodities, including WTI crude oil, brent crude oil, RBOB gasoline, heating oil, gasoil and natural gas, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodities futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of the Oil and Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity, and will tend to reflect general economic conditions.

Industrial Metals Sector

Global prices of industrial metals commodities, including aluminum, copper, lead, nickel and zinc, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. Demand for industrial metals is significantly influenced by the level of global industrial economic activity. Prices for industrial metals commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, general weather conditions, government intervention, embargoes and tariffs. An additional, but highly volatile, component of demand for industrial metals is adjustments to inventory in response to changes in economic activity and/or pricing levels, which will influence investment decisions in new mines and smelters. Sudden disruptions in the supplies of industrial metals, such as those caused by war, natural events, accidents, acts of terrorism, transportation problems, labor strikes and shortages of power may cause prices of industrial metals futures contracts to become extremely volatile and unpredictable. The introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities will also affect the prices of industrial metals commodities.

Livestock Sector

Livestock commodities, including live cattle, feeder cattle and lean hogs, are "non-storable" commodities, and therefore may experience greater price volatility than traditional commodities. Global livestock commodity prices are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for livestock commodities are affected by governmental programs and policies regarding livestock, as well as general trade, fiscal and exchange control policies. Extrinsic factors such as drought, floods, general weather conditions, disease (e.g., Bovine Spongiform Encephalopathy, or Mad Cow Disease), availability of and prices for livestock feed and natural disasters may also affect livestock commodity prices. Demand for livestock commodities has generally increased with worldwide growth and prosperity.

Precious Metals Sector

Global prices of precious metals commodities, including gold and silver, are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. Gold prices in particular are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

Silver prices are also subject to fluctuation and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the silver commodities market.

The Index Sponsor of an Index has no obligation to consider your interests.

The sponsor of an Index (the "Index Sponsor") is responsible for calculating and maintaining such Index. The Index Sponsor can make methodological changes that could change the value of the Index at any time and it has no obligation to consider your interests. The Index Sponsor may discontinue or suspend calculation or dissemination of the Index. If one or more of these events occurs, the calculation of the payment at maturity will be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect market value and/or payment at maturity. The Index Sponsor has no obligation to consider your interests in calculating or revising the methodology of the Index.

We and our affiliates have no affiliation with Standard & Poor's, a division of The McGraw-Hill Companies ("S&P"), UBS Securities LLC ("UBS") or CME Group Index Services LLC ("CME Indexes") and are not responsible for their public disclosure of information.

We and our affiliates are not affiliated with S&P, UBS or CME Indexes in any way (except for arrangements discussed below in "The GSCI Indices — License Agreement with Standard & Poor's" and "The DJ-UBS Commodity Indices — License Agreement") and have no ability to control S&P, UBS or CME Indexes, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the DJ-UBS Commodity Indices (as defined under "The DJ-UBS Commodity Indices" in this product supplement) or the GSCI Indices (as defined under "The GSCI Indices" in this product supplement). None of S&P, UBS or CME Indexes is under any obligation to continue to calculate any such GSCI Indices or DJ-UBS Commodity Indices nor are they required to calculate any successor index. If any of S&P, UBS or CME Indexes discontinues or suspends the calculation of the respective index, it may become difficult to determine the market value of the notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to such index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion.

Index calculation disruption events may require an adjustment to the calculation of an Index.

At any time during the term of the notes, the daily calculation of any of the GSCI Indices or DJ-UBS Commodity Indices may be adjusted in the event that S&P, the publisher of the GSCI Indices, or UBS and CME Indexes, the sponsors of the DJ-UBS Commodity Indices, determines that any of the following Index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of any such index on that day; the settlement price of any futures contract used in the calculation of any such index reflects the maximum permitted price change from the previous day's settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of any such index; or, with respect to any futures contract used in the calculation of any of the DJ-UBS Commodity Indices that trades on the London Metal Exchange (the "LME"), a business day on which the LME is not open for trading. Any such Index calculation disruption events may have an adverse impact on the value of any such index or the manner in which they are calculated and, therefore, the value of your notes.

S&P or UBS and CME Indexes may be required to replace a contract underlying a GSCI Index or a DJ-UBS Commodity Index, if the existing futures contract is terminated or replaced.

A futures contract known as a "Designated Contract" has been selected as the reference contract for the underlying physical commodity included in each GSCI Index or DJ-UBS Commodity Index. Data concerning this Designated Contract will be used to calculate each GSCI Index and DJ-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; however, if one or more Designated Contracts were to be terminated or replaced by an exchange, a comparable futures contract would be selected by the GSCI Index Committee or UBS, as the case may be, if available, to replace each such Designated Contract. The termination or replacement of any Designated Contract may have an adverse impact on the value of the individual GSCI Index or level of any DJ-UBS Commodity Index. Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the notes.

If the notes are linked in whole or in part to a DJ-UBS Commodity Index, you may in the future have exposure to contracts that are not traded on regulated futures exchanges.

At present, the DJ-UBS Commodity Indices are composed exclusively of regulated futures contracts; however, the DJ-UBS Commodity Indices may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act, as amended, or other applicable statutes and related regulations that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities and the inclusion of such contracts in a DJ-UBS Commodity Index may expose you to certain risks not presented by most exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

For notes linked to a DJ-UBS Commodity Index, risks associated with such DJ-UBS Commodity Index may adversely affect the market price of the notes.

Because the Dow Jones-UBS Commodity Index[SM] and the Dow Jones-UBS Commodity Index 3 Month Forward[SM] reflect the return on exchange-traded futures contracts on nineteen different physical commodities and because the single-commodity sub-indices and the forward-month single-commodity sub-indices of Dow Jones-UBS Commodity Index[SM] each reflect the return on exchange-traded futures contract on a single physical commodity, the Index will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the DJ-UBS Commodity Indices will be calculated in reliance upon historical price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the DJ-UBS Commodity Indices. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the DJ-UBS Commodity Indices for the following year. However, UBS and CME Indexes may not discover every discrepancy. Furthermore, the annual weightings for the DJ-UBS Commodity Indices are determined each year in the third or fourth quarter and announced as promptly as practicable following the calculation by UBS under the supervision of the Dow Jones-UBS Commodity Index Supervisory Committee, which has a significant degree of discretion in exercising its supervisory duties with respect to the DJ-UBS Commodity Indices and has no obligation to take the needs of any parties to transactions involving the DJ-UBS Commodity Indices into consideration when reweighting or making any other changes to the DJ-UBS Commodity Indices. Finally, subject to the minimum/maximum diversification limits described in "The DJ-UBS Commodity Indices — Diversification Rules," the commodities underlying the exchange-traded futures contracts included in the Dow Jones-UBS Commodity Index[SM] and the Dow Jones-UBS Commodity Index 3 Month Forward[SM] from time to time are concentrated in a limited number of sectors, particularly energy and agriculture, and the single-commodity sub-indices and the forward-month single-commodity sub-indices of Dow Jones-UBS Commodity Index[SM] are each limited to a single commodity. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors or in a single commodity.

For notes linked to a DJ-UBS Commodity Index, trading and other transactions by UBS and its affiliates in the futures contracts constituting the DJ-UBS Commodity Indices and the underlying commodities may affect the level of the DJ-UBS Commodity Indices.

UBS and its affiliates actively trade futures contracts and options on futures contracts on the commodities underlying the DJ-UBS Commodity Indices. UBS and its affiliates also actively enter into or trade market securities, swaps, options, derivatives, and related instruments that are linked to the performance of the DJ-UBS Commodity Indices, the futures contracts underlying the DJ-UBS Commodity Indices or the commodities underlying these futures contracts. Certain of UBS's affiliates may underwrite or issue other securities or financial instruments indexed to the DJ-UBS Commodity Indices and related indices, and UBS and CME Indexes and certain of their affiliates may license the DJ-UBS Commodity Indices for publication or for use by unaffiliated third parties.

These activities could present conflicts of interest and could affect the levels of the DJ-UBS Commodity Indices. For instance, a market maker in a financial instrument linked to the performance of a DJ-UBS Commodity Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying components of a DJ-UBS Commodity Index in order to hedge the market maker's position in the financial instrument may affect the market price of the futures contracts included in such DJ-UBS Commodity Index, which in turn may affect the level of such DJ-UBS Commodity Index and the value of your notes. With respect to any of the activities described above, none of UBS, CME Indexes or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

For notes linked to a GSCI Component Indices, any such index may be more volatile and susceptible to price fluctuations of commodities than a broader commodities index.

Each of the GSCI Component Indices (as defined under "The GSCI Indices" in this product supplement) may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™ or the Dow Jones-UBS Commodity Index^{SM}. In contrast to the S&P GSCI™ and Dow Jones-UBS Commodity Index^{SM}, which include contracts on the principal physical commodities that are actively traded, each of the GSCI Component Indices is composed of contracts covering only a single physical commodity or only physical commodities in a single sector. As a result, price volatility in the contracts included in the S&P GSCI™ or the Dow Jones-UBS Commodity Index^{SM} will likely have a greater impact on each GSCI Component Index than it would on the broader S&P GSCI™ or Dow Jones-UBS Commodity Index^{SM}, and each GSCI Component Index individually will be more susceptible to fluctuations and declines in value of the physical commodities included in such index. In addition, the GSCI Component Indices may be less representative of the economy and commodity markets as a whole and might therefore not serve as a reliable benchmark for commodity market performance generally.

For notes linked to a GSCI Index, changes in the composition and valuation of the S&P GSCI™ may adversely affect the market value and/or the payment at maturity of the notes.

The composition of the GSCI Indices may change over time, as additional futures contracts satisfy the eligibility criteria of the S&P GSCI™ or futures contracts currently included in the S&P GSCI™ fail to satisfy such criteria. Those changes could impact the composition and valuation of the GSCI Indices. The weighting factors applied to each commodity included in the S&P GSCI™ change annually, based on changes in commodity production statistics. In addition, S&P may modify the methodology for determining the composition and weighting of the S&P GSCI™ and for calculating their value in order to assure that the S&P GSCI™ represents a measure of the performance over time of the markets for the underlying commodities represented by the S&P GSCI™ and its sub-indices. A number of modifications to the methodology for determining the contracts to be included in each GSCI Index, and for valuing each GSCI Index, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the market value and/or the payment at maturity.

If the notes are linked to an index not described in this product supplement, a separate index supplement or the relevant terms supplement may provide additional risk factors relating to such index.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed $60.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in instruments whose value is derived from the one or more Indices, or positions in futures contracts underlying one or more Indices or positions in related options or futures contracts. While we cannot predict an outcome, such hedging activity or other hedging and investment activity of ours could potentially increase the Index closing level of one or more Indices on any trading day as well as the Initial Index Level of one or more Indices, and therefore, effectively establish a higher level that the Underlying must achieve for you to obtain a return on your investment or avoid a loss of principal at maturity (other than the Additional Amount, if applicable, subject to the credit risk of JPMorgan Chase & Co.). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the instruments described above. Although we have no reason to believe that any of these activities will have a material effect on the value of the Underlying or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we or any affiliated or unaffiliated counterparties may take in connection with our hedging activity.

THE DJ-UBS COMMODITY INDICES

General

The notes may be linked in whole or in part to the performance of the Dow Jones-UBS Commodity Index^{SM}, its single-commodity sub-indices or the forward-month version of Dow Jones-UBS Commodity Index^{SM} or its single-commodity sub-indices (each a "DJ-UBS Commodity Index" and collectively, the "DJ-UBS Commodity Indices"). We have derived all information contained in this product supplement regarding the DJ-UBS Commodity Indices including, without limitation, their make-up, methods of calculation and changes in their components from (i) publicly available sources and (ii) a summary of the Dow Jones-UBS Commodity Index^{SM} Handbook (a document that is considered proprietary to UBS Securities LLC ("UBS") and CME Group Index Services LLC ("CME Indexes") and is available to those persons who enter into a license agreement available at www.djindexes.com/ubs/index.cfm?go=handbook). Such information reflects the policies of, and is subject to change by, UBS and CME Indexes. We have not independently verified this information. You, as an investor in the notes, should make your own investigation into the DJ-UBS Commodity Indices, UBS and CME Indexes. UBS and CME Indexes are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. UBS and CME Indexes have no obligation to continue to publish the DJ-UBS Commodity Indices, and may discontinue publication of the DJ-UBS Commodity Indices at any time in their sole discretion. Information contained in the Dow Jones website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

In May 2009, UBS completed its acquisition of the commodity index business of AIG Financial Products Corp. ("AIG-FP"), including AIG-FP's rights to the Dow Jones — AIG Commodity Index^{SM}, its single-commodity sub-indices and the forward-month versions of Dow Jones — AIG Commodity Index^{SM} and its single-commodity sub-indices. The Dow Jones — AIG Commodity Index^{SM} was rebranded as "Dow Jones-UBS Commodity Index^{SM}" and the related indices were similarly rebranded. In addition, UBS and Dow Jones & Company, Inc. ("Dow Jones") entered into an agreement to jointly market the DJ-UBS Commodity Indices. Dow Jones subsequently assigned all its interest in the joint marketing agreement to CME Indexes.

Overview

The Dow Jones-UBS Commodity Index^{SM} is composed of exchange-traded futures contracts on physical commodities and is designed to be a highly liquid and diversified benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, which is the relative amount of trading activity of a particular commodity. The Dow Jones-UBS Commodity Index^{SM} is published by Bloomberg L.P. under the ticker symbols "DJUBS" for the excess return version and "DJUBSTR" for the total return version.

The single-commodity sub-indices of the Dow Jones-UBS Commodity Index^{SM} follow the methodology of the Dow Jones-UBS Commodity Index^{SM}, except that the calculation of each single-commodity sub-index utilizes the prices of the relevant futures contracts (listed under "— Designated Contracts for Each Commodity") and the relevant Commodity Index Multiplier (determined as described under "— Commodity Index Multipliers"). The single-commodity sub-indices of the Dow Jones-UBS Commodity Index^{SM} are published by Bloomberg L.P. If the notes are linked in whole or in part to a single-commodity sub-index of the Dow Jones-UBS Commodity Index^{SM}, the ticker symbol will be provided in the relevant terms supplement.

UBS and CME Indexes also publish forward-month versions of the Dow Jones-UBS Commodity Index^{SM} and its single-commodity sub-indices that trades longer-dated commodity futures contracts. The Dow Jones-UBS Commodity Index 3 Month Forward^{SM} follows the methodology of the Dow Jones-UBS Commodity Index^{SM}, except that the futures contracts used for calculating the Dow Jones-UBS Commodity Index 3 Month Forward^{SM} are advanced, as compared to the Dow Jones-UBS Commodity Index^{SM}, such that the delivery months for the reference contracts are generally two or three months later than those of the corresponding reference contracts used for the Dow Jones-UBS Commodity Index^{SM}. The Dow Jones-UBS Commodity Index 3 Month Forward^{SM} is published by Bloomberg L.P. under the ticker symbols "DJUBSF3" for the excess return version and "DJUBSF3T" for the total return version.

The forward-month single-commodity sub-indices of the Dow Jones-UBS Commodity Index^{SM} follow the methodology of the Dow Jones-UBS Commodity Index^{SM}, except that the calculation of each forward-month single-commodity sub-index utilizes the prices of the relevant futures contracts (as listed under "— Designated Contracts for Each Commodity") and the relevant Commodity Index Multiplier (determined as described under "— Commodity Index Multipliers"). In addition, the futures contracts used for calculating the forward-month single-commodity sub-indices are advanced, as compared to the future contracts included in the Dow Jones-UBS Commodity Index^{SM}, such that the delivery months for the reference contracts are three months later than those of the corresponding reference contracts used for the forward-month single-commodity sub-indices. The forward-month single-commodity sub-indices of the Dow Jones-UBS Commodity Index^{SM} are published by Bloomberg L.P. If the notes are linked in whole or in part to a forward-month single-commodity sub-index of the Dow Jones-UBS Commodity Index^{SM}, the ticker symbol will be provided in the relevant terms supplement.

UBS and CME Indexes publish both a total return version and excess return version of each of the DJ-UBS Commodity Indices. The total return version of each DJ-UBS Commodity Index reflects the returns on a fully collateralized investment in the excess return version of such DJ-UBS Commodity Index. Accordingly, the total return version of each DJ-UBS Commodity Index combines the returns of the relevant excess return version with returns on cash collateral invested in Treasury Bills. The cash collateral returns are calculated using the most recent weekly auction high rate for 3 Month U.S. Treasury Bills, as reported on the website wwws.publicdebt.treas.gov/AI/OFBills under the column headed "Discount Rate %," published by the Bureau of the Public Debt of the U.S. Treasury (or any successor source). Information contained in the Bureau of the Public Debt of the U.S. Treasury website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement. Weekly auction high rates are generally published once each week on Monday. The notes may be linked to the excess return or the total return version of the DJ-UBS Commodity Indices.

The Dow Jones-UBS Commodity Index^{SM} was introduced in July of 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Dow Jones-UBS Commodity Index^{SM} currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity futures markets, please see "The Commodity Futures Markets." The commodities included in the Dow Jones-UBS Commodity Index^{SM} for 2010 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, unleaded gasoline, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, wheat and zinc. Futures contracts and options on futures contracts on the Dow Jones-UBS Commodity Index^{SM} are currently listed for trading on the Chicago Board of Trade ("CBOT").

The Dow Jones-UBS Commodity Index^{SM} is a proprietary index that AIG International, Inc. developed and that UBS and CME calculate. The methodology for determining the composition and weighting of the Dow Jones-UBS Commodity Index^{SM} and for calculating its value is subject to modification by UBS and CME Indexes at any time. As of the date of this product supplement, Dow Jones disseminates the Dow Jones-UBS Commodity Index^{SM} level approximately every fifteen (15) seconds (assuming the Dow Jones-UBS Commodity Index^{SM} level has changed within such fifteen-second interval) from 8:00 a.m. to 3:30 p.m. (New York time) and publishes the final Dow Jones-UBS Commodity Index^{SM} level for each DJ-UBS Business Day (as defined below) at approximately 4:00 p.m. (New York time) on each such day. Dow Jones-UBS Commodity Index^{SM} levels can also be obtained from the official websites of both UBS and Dow Jones Indexes and are also published in *The Wall Street Journal*.

A "DJ-UBS Business Day" is a day on which the sum of the Commodity Index Percentages (as defined below in "Annual Reweightings and Rebalancings of the Dow Jones-UBS Commodity Index^{SM}") for the Dow Jones-UBS Commodities that are open for trading is greater than 50%. For example, based on the weighting of the Dow Jones-UBS Commodities for 2010, if the CBOT and the New York Mercantile Exchange ("NYMEX") are closed for trading on the same day, a DJ-UBS Business Day will not exist.

UBS and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Dow Jones-UBS Commodity Index^{SM}, as well as commodities, including commodities included in the Dow Jones-UBS Commodity Index^{SM}. For information about how this trading may affect the value of the DJ-UBS Commodity Indices, see "Risk Factors — For notes linked to a DJ-UBS Commodity Index, trading and other transactions by UBS and its affiliates in the futures contracts constituting the DJ-UBS Commodity Indices and the underlying commodities may affect the level of the DJ-UBS Commodity Indices."

The Dow Jones-UBS Commodity Index Supervisory and Advisory Committees

UBS and CME Indexes have established the Dow Jones-UBS Commodity Index Supervisory Committee (the "Supervisory Committee") and the Dow Jones-UBS Commodity Index Advisory Committee (the "Advisory Committee") to assist them in connection with the operation of the Dow Jones-UBS Commodity Index^{SM}. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by CME Indexes, and makes all final decisions related to the Dow Jones-UBS Commodity Index^{SM}, with advice and recommendations from the Advisory Committee. The Advisory Committee includes six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually to consider any changes to be made to the Dow Jones-UBS Commodity Index^{SM} for the coming year. These committees may also meet at such other times as may be necessary.

As described in more detail below, the Dow Jones-UBS Commodity Index^{SM} is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-UBS Commodity Index^{SM} are determined each year in third or fourth quarter by UBS under the supervision of the Supervisory Committee following advice from the Advisory Committee and are published as promptly as practicable following the calculation.

For example, the composition of the Dow Jones-UBS Commodity Index^{SM} for 2011 was approved by the Dow Jones-UBS Index Oversight Committee in October of 2010 and published on October 29, 2010. The January 2011 reweighting and rebalancing was based on the following percentages:

The Dow Jones-UBS Commodity Index^{SM} 2011 Commodity Index Percentages

COMMODITY	WEIGHTING
Crude Oil	14.709297%
Natural Gas	11.218962%
Gold	10.449067%
Soybeans	7.856815%
Copper	7.539090%
Corn	6.978537%
Aluminum	5.203285%
Wheat	4.605238%
Heating Oil	3.575070%
Unleaded Gasoline	3.496671%
Live Cattle	3.359133%
Sugar	3.326014%
Silver	3.289633%
Soybean Oil	2.937244%
Zinc	2.849355%
Coffee	2.355773%
Nickel	2.250815%
Lean Hogs	2.000000%
Cotton	2.000000%

Information concerning the Dow Jones-UBS Commodity Index^{SM}, including weightings and composition, may be obtained at the Dow Jones web site. Information contained in the Dow Jones web site is not incorporated by reference in, and should not be considered part of, this product supplement or any terms supplement.

Four Main Principles Guiding the Creation of the Dow Jones-UBS Commodity Index^{SM}

The Dow Jones-UBS Commodity Index^{SM} was created using the following four main principles:

- ECONOMIC SIGNIFICANCE. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Dow Jones-UBS Commodity Index^{SM} uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Dow Jones-UBS Commodity Index^{SM} primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Dow Jones-UBS

Commodity Index[SM] also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (*e.g.*, gold) relative to non-storable commodities (*e.g.*, live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Accordingly, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the markets themselves. The Dow Jones-UBS Commodity Index[SM] thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

- DIVERSIFICATION. A second major goal of the Dow Jones-UBS Commodity Index[SM] is to provide diversified exposure to commodities as an asset class. Disproportionate weighting of any particular commodity or sector increases volatility and negates the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Dow Jones-UBS Commodity Index[SM] is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

- CONTINUITY. The third goal of the Dow Jones-UBS Commodity Index[SM] is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Dow Jones-UBS Commodity Index[SM] from year to year. The Dow Jones-UBS Commodity Index[SM] is intended to provide a stable benchmark so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Dow Jones-UBS Commodity Index[SM].

- LIQUIDITY. Another goal of the Dow Jones-UBS Commodity Index[SM] is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Dow Jones-UBS Commodity Index[SM] can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These four principles represent goals of the Dow Jones-UBS Commodity Index[SM] and its creators, and there can be no assurance that these goals will be reached by either UBS or CME Indexes.

Composition of the Dow Jones-UBS Commodity Index[SM] — Commodities Available for Inclusion

A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Dow Jones-UBS Commodity Index[SM] and that are tradeable through a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange ("LME"), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.

As of the date of this product supplement, the 23 commodities available for inclusion in the Dow Jones-UBS Commodity Index[SM] were aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Dow Jones-UBS Commodities for 2011 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybean oil, soybeans, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected by UBS for each commodity available for inclusion in the Dow Jones-UBS Commodity Index[SM]. With the exception of several LME contracts, where UBS believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, UBS has historically chosen the futures contract that is traded in the United States and denominated in dollars. When more than one such contract has existed, UBS has selected the most actively traded contract. Although there are no current intentions to change this process, it is possible that UBS will in the future select contracts that are traded outside of the United States or are traded in currencies other than the U.S. dollar. The process is reviewed by the Supervisory Committee and the Advisory Committee. Data concerning each Designated Contract is used to calculate the Dow Jones-UBS Commodity Index[SM]. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract, if available, would be selected to replace that Designated Contract. The Supervisory Committee may, however, terminate, replace or otherwise change a Designated Contract, or make other changes to the Dow Jones-UBS Commodity Index[SM], pursuant to special meetings. Please see "Risk Factors — UBS may be required to replace a designated contract if the existing futures contract is terminated or replaced."

The Designated Contracts for 2011 Dow Jones-UBS Commodities are as follows:

Dow Jones-UBS Commodity Index[SM] Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Price quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	$/metric ton
Coffee	Coffee "C"	NYBOT*	37,500 lbs	cents/pound
Copper**	Copper	COMEX***	25,000 lbs	cents/pound
Corn	Corn	CBOT	5,000 bushels	cents/bushel
Cotton	Cotton	NYBOT	50,000 lbs	cents/pound
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	$/barrel
Gold	Gold	COMEX	100 troy oz.	$/troy oz.
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon
Live Cattle	Live Cattle	CME^	40,000 lbs	cents/pound
Lean Hogs	Lean Hogs	CME^	40,000 lbs	cents/pound
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	$/mmbtu
Nickel	Primary Nickel	LME	6 metric tons	$/metric ton
Silver	Silver	COMEX	5,000 troy oz.	$/troy oz.
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound
Sugar	World Sugar No. 11	NYBOT	112,000 lbs	cents/pound
Unleaded Gasoline (RBOB)	Reformulated Gasoline Blendstock for Oxygen Blending[†]	NYMEX	42,000 gal	cents/gallon

Commodity	Designated Contract	Exchange	Units	Price quote
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel
Zinc	Special High Grade Zinc	LME	25 metric tons	$/metric ton

*   The New York Board of Trade ("NYBOT") located in New York City.
**   The Dow Jones-UBS Commodity Index^{SM} uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Dow Jones-UBS Commodity Index^{SM}.
*** The New York Commodities Exchange ("COMEX") located in New York City.
^   The Chicago Mercantile Exchange ("CME") located in Chicago, Illinois.
†   Represents a replacement of the New York Harbor Unleaded Gasoline contract. This replacement occurred during the regularly scheduled roll of futures contracts comprising the Dow Jones-UBS Commodity Index^{SM} in April 2006.

In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered annually for inclusion in the Dow Jones-UBS Commodity Index^{SM}.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Dow Jones-UBS Commodity Index^{SM} are assigned to Commodity Groups. The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Commodities:	Commodity Group:	Commodities:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB)	Livestock	Lean Hogs Live Cattle
Precious Metals	Gold Silver Platinum	Grains	Corn Soybeans Soybean Oil Wheat
Industrial Metals	Aluminum Copper Lead Nickel Tin Zinc	Softs	Cocoa Coffee Cotton Sugar

Dow Jones-UBS Commodity Index^{SM} Breakdown by Commodity Group

The Commodity Group Breakdown set forth below is based on the weightings and composition of the Dow Jones-UBS Commodity Index^{SM} set forth under "The Dow Jones-UBS Commodity Index^{SM} 2011 Commodity Index Percentages."

Energy	33.00%
Precious Metals	13.74%
Industrial Metals	17.84%
Livestock	5.36%
Grains	22.38%
Softs	7.68%

Annual Reweightings and Rebalancings of The Dow Jones-UBS Commodity Index[SM]

The Dow Jones-UBS Commodity Index[SM] is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-UBS Commodity Index[SM] are determined each year in the third or fourth quarter by UBS under the supervision of the Supervisory Committee following advice from the Advisory Committee and are published as promptly as practicable following the calculation. The annual weightings for the next calendar year are implemented the following January.

Determination of Relative Weightings

The relative weightings of the Dow Jones-UBS Commodities are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones-UBS Commodity Index[SM], liquidity is measured by the Commodity Liquidity Percentage ("CLP") and production by the Commodity Production Percentage ("CPP"). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historical dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity Index[SM]. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historical dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity Index[SM]. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage ("CIP") for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Dow Jones-UBS Commodity Index[SM] (the "Dow Jones-UBS Commodities") and their respective percentage weights.

Diversification Rules

The Dow Jones-UBS Commodity Index[SM] is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Dow Jones-UBS Commodity Index[SM], the following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones-UBS Commodity Index[SM] as of January of each year:

- No single commodity (*e.g.*, natural gas or silver) may constitute more than 15% of the Dow Jones-UBS Commodity Index[SM].

- No single commodity, together with its derivatives (*e.g.*, crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Dow Jones-UBS Commodity Index[SM].

- No related group of commodities designated as a "Commodity Group" (*e.g.*, energy, precious metals, livestock or grains) may constitute more than 33% of the Dow Jones-UBS Commodity Index[SM].

- No single commodity included in the Dow Jones-UBS Commodity Index[SM] may constitute less than 2% of the Dow Jones-UBS Commodity Index[SM].

Following the annual reweighting and rebalancing of the Dow Jones-UBS Commodity Index[SM] in January, the percentage of any commodity included in The Dow Jones-UBS Commodity Index[SM] (the "Index Commodity") or Commodity Group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages established in January.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Dow Jones-UBS Commodity Index[SM] by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year (the "CIM Determination Date"), the CIPs, along with the settlement prices determined on that date for Designated Contracts included in the Dow Jones-UBS Commodity Index[SM], are used to determine a Commodity Index Multiplier ("CIM") for each Index Commodity. This CIM is used to achieve the percentage weightings of the Dow Jones-UBS Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The price return version of the Dow Jones-UBS Commodity Index[SM] is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes to the futures prices of commodities included in the Dow Jones-UBS Commodity Index[SM] (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the price return version of the Dow Jones-UBS Commodity Index[SM] is a mathematical process whereby the CIMs for the Dow Jones-UBS Commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Dow Jones-UBS Commodity Index[SM] price return level to calculate the new Dow Jones-UBS Commodity Index[SM] price return level.

The total return version of the Dow Jones-UBS Commodity Index[SM] is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes in the level of the price return version of the Dow Jones-UBS Commodity Index[SM] and adding interest that could be earned on funds committed to the trading of the underlying futures contracts. Once the level of the price return version of the Dow Jones-UBS Commodity Index[SM] is determined as discussed above, the calculation of the total return version of the Dow Jones-UBS Commodity Index[SM] is a mathematical process whereby the return from the prior Dow Jones-UBS Commodity Index[SM] price return level to the current Dow Jones-UBS Commodity Index[SM] price return level and the T-bill return since the calculation of the prior Dow Jones-UBS Commodity Index[SM] total return level are determined. These returns are then applied to the prior Dow Jones-UBS Commodity Index[SM] total return level to calculate the new Dow Jones-UBS Commodity Index[SM] total return level.

Dissemination and Publication

Dow Jones disseminates the Dow Jones-UBS Commodity Index[SM] level approximately every fifteen (15) seconds (assuming the Dow Jones-UBS Commodity Index[SM] level has changed within such fifteen-second interval) from 8:00 a.m. to 3:30 p.m. (New York time), and publishes the final Dow Jones-UBS Commodity Index[SM] level for each DJ-UBS Business Day at approximately 4:00 p.m. (New York time) on each such day. Dow Jones-UBS Commodity Index[SM] levels can also be obtained from the official websites of both UBS and Dow Jones Indexes and are also published in *The Wall Street Journal*.

The Dow Jones-UBS Commodity Index[SM] Is a Rolling Index

The Dow Jones-UBS Commodity Index[SM] is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule. This process is known as "rolling" a futures position. The Dow Jones-UBS Commodity Index[SM] is a "rolling index."

Dow Jones-UBS Commodity Index^{SM} Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones-UBS Commodity Index^{SM} will be adjusted in the event that UBS determines that any of the following index calculation disruption events exists:

(a) the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Dow Jones-UBS Commodity Index^{SM} on that day;

(b) the settlement price of any futures contract used in the calculation of the Dow Jones-UBS Commodity Index^{SM} reflects the maximum permitted price change from the previous day's settlement price;

(c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Dow Jones-UBS Commodity Index^{SM}; or

(d) with respect to any futures contract used in the calculation of the Dow Jones-UBS Commodity Index^{SM} that trades on the LME, a business day on which the LME is not open for trading.

License Agreement

The DJ-UBS Commodity Indices are joint products of Dow Jones Indexes, a licensed trademark of CME Indexes, and UBS Securities, and have been licensed for use in connection with certain products, including the notes. "Dow Jones®", "DJ", "Dow Jones Indexes", "UBS", "Dow Jones-UBS Commodity Index^{SM}", and "DJ-UBSCI^{SM}" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and UBS AG ("UBS AG"), as the case may be, have been licensed to CME Indexes and have been sublicensed for use for certain purposes by JPMorgan Chase & Co.

The notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates to JPMorgan Chase & Co. in connection with the notes is the licensing of certain trademarks, trade names and service marks and of the DJ-UBS Commodity Indices, which are determined, composed and calculated by CME Indexes in conjunction with UBS Securities without regard to JPMorgan Chase & Co. or the notes. Dow Jones, UBS Securities and CME Indexes have no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the DJ-UBS Commodity Indices. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc. and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by JPMorgan Chase & Co., but which may be similar to and competitive with the notes. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indices and commodity futures (including the DJ-UBS Commodity Indices), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the DJ-UBS Commodity Indices and the notes.

This product supplement and the relevant terms supplement relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Commodity Index^{SM} components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity Index^{SM} is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates. The information in this product supplement regarding the Dow Jones-UBS Commodity Index^{SM} components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity Index^{SM} components in connection with the notes. None of Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity Index^{SM} components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDICES OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDICES OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDICES OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, CME INDEXES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, CME INDEXES AND JPMORGAN CHASE & CO., OTHER THAN UBS AG AND THE LICENSORS OF CME INDEXES.

THE S&P GSCI INDICES

The notes may be linked in whole or in part to the performance of the S&P GSCI™ Index ("S&P GSCI™") or certain of the S&P GSCI™'s commodity sector sub-indices: the S&P GSCI™ Agriculture Index, the S&P GSCI™ Energy Index, the S&P GSCI™ Industrial Metals Index, the S&P GSCI™ Livestock Index and the S&P GSCI™ Precious Metals Index (each a "GSCI Sector Index," and together, the "GSCI Sector Indices"), or the S&P GSCI™'s single commodity sub-indices (each a "GSCI Single Component Index," and collectively, the "GSCI Single Component Indices"). We refer to the GSCI Single Component Indices and GSCI Sector Indices collectively as the "GSCI Component Indices," and together with the S&P GSCI™, the "GSCI Indices," and each, a "GSCI Index." If the notes are linked to any GSCI Single Component Index, any relevant disclosure for such GSCI Single Component Index will be provided in the relevant terms supplement.

The GSCI Indices are published by Standard & Poor's, a division of The McGraw-Hill Companies ("S&P") and are determined, composed and calculated by S&P, without regard to the notes. S&P acquired the rights to the S&P GSCI™ from Goldman, Sachs & Co. in 2007. Goldman, Sachs & Co. established and began calculating the S&P GSCI™ in May 1991. The former name of the S&P GSCI™ was the Goldman Sachs Commodity Index, or GSCI®.

S&P publishes total return and excess return versions of each of the GSCI Indices. The relevant terms supplement will specify whether the notes are linked to the total return or excess return version of the GSCI Indices. The excess return versions of the GSCI Indices is based on price levels of the futures contracts included in such GSCI Index as well as the discount or premium obtained by 'rolling' hypothetical positions in such contracts forward as they approach delivery. The total return versions of the GSCI Indices incorporate the returns of the excess return versions, except that the total return indices also reflect interest earned on hypothetical, fully collateralized contract positions on the included commodities.

The S&P GSCI™ is an index on a world production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

The S&P GSCI™ Agriculture Index is a world production-weighted index of certain agricultural commodities in the world economy, including Wheat, Kansas Wheat, Corn, Soybeans, Cotton, Sugar, Coffee and Cocoa. The S&P GSCI™ Energy Index is a world production-weighted index of certain energy commodities in the world economy, including Crude Oil, Brent Crude Oil, RBOB Gasoline, Heating Oil, Gasoil and Natural Gas. The S&P GSCI™ Industrial Metals Index is a world production-weighted index of certain industrial metals commodities in the world economy, including High Grade Primary Aluminum, Copper, Standard Lead, Primary Nickel and Special High Grade Zinc. The S&P GSCI™ Livestock Index is a world production-weighted index of certain livestock commodities in the world economy, including live cattle, feeder cattle and lean hogs. The S&P GSCI™ Precious Metals Index is a world production-weighted index consisting of two precious metals commodities in the world economy: Gold and Silver.

The value of a price return version of a GSCI Index on any given day reflects:
- the price levels of the contracts included in the GSCI Index (which represents the value of the GSCI Index), and
- the "contract daily return," which is the percentage change in the total dollar weight of the GSCI Index from the previous day to the current day.

The value of a total return version of a GSCI Index on any given day reflects the value of an investment in the price return version of such GSCI Index together with a Treasury bill return.

Set forth below is a summary of the methodology used to calculate the GSCI Indices. Since the S&P GSCI™ is the parent index of the GSCI Component Indices, the methodology for compiling the S&P GSCI™ relates as well to the methodology of compiling the GSCI Component Indices. Each of the GSCI Component Indices reflecting portions of the S&P GSCI™ is calculated in the same manner as the S&P GSCI™, except that (i) the daily contract reference price, CPWs and roll weights (each as discussed below) used in performing such calculations are limited to those of the commodities included in the relevant sub-index and (ii) each sub-index has a separate normalizing constant (discussed below). The methodology for determining the composition and weighting of the S&P GSCI™ and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI™, as described below. S&P makes the official calculations of the GSCI Indices.

The Index Committee and the Index Advisory Panel

S&P has established an index committee (the "Index Committee") to oversee the daily management and operations of the S&P GSCI™, and is responsible for all analytical methods and calculation of the GSCI Indices. The Index Committee consists of full-time professional members of S&P's staff. At each meeting, the Index Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for an addition to an index and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities or other matters.

S&P considers information about changes to its indices and related matters to be potentially market-moving and material. Therefore, all Index Committee discussions are confidential.

S&P has established an index advisory panel (the "Advisory Panel") to assist it in connection with the operation of the S&P GSCI™. The Advisory Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Advisory Panel is to advise S&P with respect to, among other things, the calculation of the S&P GSCI™, the effectiveness of the S&P GSCI™ as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the S&P GSCI™. The Advisory Panel acts solely in an advisory and consultative capacity; the Index Committee makes all decisions with respect to the composition, calculation and operation of the S&P GSCI™.

Composition of the S&P GSCI™

In order to be included in the S&P GSCI™, a contract must satisfy the following eligibility criteria:

- the contract must be in respect of a physical commodity and not a financial commodity;

- the contract must have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future;

- the contract must, at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;

- the contract must be traded on an exchange, facility or other platform (referred to as a "trading facility") that allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCI™ that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods (defined below);

- the contract must be denominated in U.S. dollars; and

- the contract must be traded on or through a trading facility that has its principal place of business or operations in a country that is a member of the Organization for Economic Cooperation and Development and that:

  - makes price quotations generally available to its members or participants (and to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

  - makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

  - accepts bids and offers from multiple participants or price providers; and

  - is accessible by a sufficiently broad range of participants.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™ . In appropriate circumstances, S&P may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the S&P GSCI™, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the S&P GSCI™, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made. The following eligibility criteria apply:

- In order to be added to the S&P GSCI™, a contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity that is not represented in the S&P GSCI™ at such time must have an annualized total dollar value traded over the relevant period of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

- In order to continue to be included in the S&P GSCI™, a contract that is already included in the S&P GSCI™ at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI™ must have an annualized total dollar value traded of at least U.S. $5 billion over the relevant period and of at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

- In order to be added to the S&P GSCI™, a contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must have an annualized total dollar value traded over the relevant period of at least U.S. $30 billion.

- In order to continue to be included in the S&P GSCI™, a contract that is already included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must have an annualized total dollar value traded, over the relevant period of at least U.S. $10 billion over the relevant period and of at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

In addition to the volume requirements described above, a contract must have a minimum reference percentage dollar weight:

- In order to continue to be included in the S&P GSCI™, a contract that is already included in the S&P GSCI™ at the time of determination must have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI™ and each contract's percentage of the total is then determined.

- In order to be added to the S&P GSCI™, a contract that is not included in the S&P GSCI™ at the time of determination must have a reference percentage dollar weight of at least 1.00% at the time of determination.

In the event that two or more contracts on the same commodity satisfy the eligibility criteria, such contracts are included in the S&P GSCI™ in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first. No further contracts are included if such inclusion results in the portion of the S&P GSCI™ attributable to such commodity exceeding a particular level.

If under the procedure set forth in the preceding paragraph, additional contracts could be included with respect to several commodities at the same time, the procedure is first applied to the commodity that has the smallest portion of the S&P GSCI™ attributable to it at the time of determination. Subject to the other eligibility criteria, the contract with the highest total quantity traded on such commodity is included. Before any additional contracts on any commodity is included, the portion of the S&P GSCI™ attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI™ attributable to it.

The contracts currently included in the S&P GSCI™ are all futures contracts traded on the New York Mercantile Exchange, Inc. ("NYMEX"), ICE Futures Europe ("ICE-Europe"), ICE Futures U.S. ("ICE-US"), the Chicago Mercantile Exchange ("CME"), the Chicago Board of Trade ("CBOT"), the Kansas City Board of Trade ("KBT"), the Commodities Exchange Inc. ("CMX") and the London Metal Exchange ("LME").

The quantity of each of the contracts included in the S&P GSCI™ is determined on the basis of a five-year average (referred to as the "world production average") of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI™, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The

contract production weights (the "CPWs") used in calculating the S&P GSCI™ are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI™ is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI™ to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI™ will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI™ at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI™. Commodities included in the S&P GSCI™ that no longer satisfy such criteria, if any, will be deleted.

S&P also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI™ are necessary or appropriate in order to assure that the S&P GSCI™ represents a measure of commodity market performance. S&P has the discretion to make any such modifications.

Contract Expirations

Because the S&P GSCI™ comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations." The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by S&P, *provided* that each such contract must be an "active contract." An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs based on the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate an eligible replacement contract on the commodity. To the extent practicable, the replacement will be in effect during the next monthly review of the composition of the S&P GSCI™. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract specifications and contract expirations.

Value of the S&P GSCI™

The value of the S&P GSCI™ on any given day is equal to the total dollar weight of the S&P GSCI™ divided by a normalizing constant that assures the continuity of the S&P GSCI™ over time. The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of the underlying commodities.

The dollar weight of each such commodity on any given day is equal to:

- the "daily contract reference price" (discussed below),
- multiplied by the appropriate CPWs, and
- during a roll period, the appropriate "roll weights" (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; *provided* that, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate "roll weight," divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expiration on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

- no daily contract reference price is available for a given contract expiration;

- any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a "Limit Price");

- the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; *provided*, that, if the trading facility publishes a price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

- trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Calculation of the GSCI Indices

Price Return GSCI Indices

The value of any price return version of a GSCI Index on any day on which the S&P GSCI™ is calculated (an "S&P GSCI™ Business Day") is equal to the product of (1) the value of the underlying futures contracts on the immediately preceding S&P GSCI™ Business Day multiplied by (2) one plus the contract daily return of the applicable GSCI Index on the S&P GSCI™ Business Day on which the calculation is made.

Total Return GSCI Indices

Whereas the price return versions of the GSCI Indices are based on price levels of the underlying futures contracts, the total return versions of the GSCI Indices depend on the daily return of the underlying futures contract. The contract daily return on any given day is equal to the sum, for each of the commodities included in the applicable GSCI Index, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate roll weight, divided by the total dollar weight of the applicable GSCI Index on the preceding day.

The value of any total return version of a GSCI Index on any S&P GSCI™ Business Day is equal to the product of (1) the value of the applicable GSCI Index on the immediately preceding S&P GSCI™ Business Day multiplied by (2) one plus the sum of the contract daily return and the Treasury Bill return on the S&P GSCI™ Business Day on which the calculation is made multiplied by (3) one plus the Treasury Bill return for each non-S&P GSCI™ Business Day since the immediately preceding S&P GSCI™ Business Day. The Treasury Bill return is the return on a hypothetical investment in the applicable GSCI Index at a rate equal to the interest rate on a specified U.S. Treasury Bill.

Information

All information contained herein relating to the S&P GSCI™ and each of the GSCI Indices, including their make-up, method of calculation, changes in their components and historical performance, has been derived from publicly available information.

The information contained herein with respect to each of the GSCI Indices and the S&P GSCI™ reflects the policies of, and is subject to change by, S&P.

Current information regarding the market value of the GSCI Indices is available from S&P and from numerous public information sources. We make no representation that the publicly available information about the GSCI Indices is accurate or complete.

License Agreement with Standard & Poor's

The GSCI Indices are licensed by S&P for use in connection with an issuance of the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the GSCI Indices to track general stock market performance. S&P and its third party licensor's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the GSCI Indices which are determined, composed and calculated by S&P or its third party licensors without regard to JPMorgan Chase & Co. or the notes. S&P and its third party licensors have no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the GSCI Indices. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE GSCI INDICES OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE GSCI INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

"Standard & Poor's," "S&P" and "S&P GSCI™" are trademarks of Standard & Poor's and have been licensed for use by J.P. Morgan Securities LLC and sublicensed for use by JPMorgan Chase & Co.

The Commodity Futures Markets

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. As of the date of this product supplement, all of the contracts included in the GSCI Indices and the DJ-UBS Commodity Indices are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as "short") and acquired by the purchaser (whose position is described as "long") or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called "variation margin" and make the existing positions in the futures contract more or less valuable, a process known as "marking to market."

Futures contracts are traded on organized exchanges, known as "contract markets" in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader's profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the GSCI Indices and the DJ-UBS Commodity Indices have been composed exclusively of futures contracts traded on regulated exchanges.

OTHER INDICES

If the notes are linked in whole or in part to a commodity index not described in this product supplement or to a commodity index described in this product supplement that changed its methodology in any material respect, a separate index supplement or the relevant terms supplement will provide additional information relating to such index.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities LLC, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Starting Basket Level, if applicable, the Strike Level, if applicable, the Index closing level on each Initial Averaging Date, if applicable, and each Underlying Valuation Date, the Basket Closing Level, if applicable, on each Initial Averaging Date, if applicable, and each Underlying Valuation Date, the Ending Basket Level, if applicable, any Initial Index Level and Ending Index Level, the Basket Return, if applicable, any Index Return and the payment at maturity, if any, on the notes. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether any Index has been discontinued, the amount payable to you in the event of an early acceleration of the notes due to a commodity hedging disruption event and whether there has been a material change in the method of calculation of any Index so that such Index does not, in the opinion of the calculation agent, fairly represent the value of such Index (or relevant successor index, if applicable) had those modifications not been made. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the original issue of the notes without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date.

All calculations with respect to any Initial Index Level, any Strike Level, if applicable, any Index closing level, any Basket Closing Level, if applicable, the Final Basket Level, if applicable, any Final Index Level, the Basket Return, if applicable, and any Index Return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per $1,000 principal amount note at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from determining the Underlying Closing Level on any Underlying Valuation Date or any Initial Averaging Date, if applicable, and calculating the amount, if any, that we will pay you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole or the termination or suspension of, or material limitation or disruption in the trading of any commodity futures contract included in any Index. In addition, certain events may prevent us or our affiliates from hedging our obligations under the notes including, but not limited to changes in laws or regulations applicable to the commodity futures contracts underlying any Index. In the case of such an event we have the right, but not the obligation, to accelerate the payment on the notes as described below under "— Consequences of a Commodity Hedging Disruption Event." We refer to each of these events described in the following paragraph individually as a "market disruption event."

With respect to an Index and any relevant successor index, a "market disruption event," unless otherwise specified in the relevant terms supplement or related index supplement, means:

  (1) the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded commodity futures contract then underlying such Index (or the relevant successor index);

(2)   the failure of the sponsor or calculation agent, as the case may be, for such Index (or the sponsor or calculation agent, as the case may be, for the relevant successor index) to calculate and publish the U.S. dollar level for such Index (or the relevant successor index);

(3)   the settlement price or fixing level, as applicable, is not published for any exchange-traded commodity futures contract then underlying such Index (or the relevant successor index);

(4)   the occurrence of a material change in the formula for or the method of calculating the relevant settlement price or fixing level, as applicable, of the exchange-traded commodity futures contracts then underlying such Index (or the relevant successor index);

(5)   the occurrence of a material change in the content, composition or constitution of the exchange-traded commodity futures contracts then underlying such Index (or the relevant successor index); or

(6)   a commodity hedging disruption event,

in each case as determined by the calculation agent in its sole discretion; and

- in the case of an event described in clause (1), (2), (3), (4) or (5) above, a determination by the calculation agent, in its sole discretion, that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A limitation on the hours or number of days of trading will not constitute a market disruption event with respect to an Index and any relevant successor index if the limitation results from an announced change in the regular business hours of the relevant exchange.

A "commodity hedging disruption event," unless otherwise specified in the relevant terms supplement, means that:

(a)   due to (i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or (ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the U.S. Commodity Futures Trading Commission or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary (or upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for us to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge our obligations under the notes (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) ("hedge positions"), including (without limitation) if such hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit); or

(b) for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Please see "Risk Factors — Risks Relating to the Underlying — The commodity futures contracts underlying an Index are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes and/or could lead to the early acceleration of your notes" for more information.

Consequences of a Commodity Hedging Disruption Event

If a commodity hedging disruption event occurs, we will have the right, but not the obligation, to accelerate the payment on the notes by providing, or causing the calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office, on which notice the trustee may conclusively rely, as promptly as possible and in no event later than the business day immediately following the day on which such commodity hedging disruption event occurred. The amount due and payable per $1,000 principal amount note upon such early acceleration will be determined on the date on which we deliver notice of such acceleration by the calculation agent in good faith in a commercially reasonable manner and will be payable on the fifth business day following the day the calculation agent delivers notice of such acceleration. For the avoidance of doubt, under these circumstances, the maturity date will be accelerated to such fifth business day following the delivery by the calculation agent of the notice of acceleration. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days prior to the date on which such payment is due. For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to acceleration as a result of a commodity hedging disruption event.

Discontinuation of an Index; Alteration of Method of Calculation

If the sponsor of an Index (an "Index Sponsor") discontinues publication of such Index and such Index Sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "successor index"), then the Index closing level of such Index on any Underlying Valuation Date or any other relevant date on which the Index closing level of such Index is to be determined will be determined by reference to the official closing level of such successor index published following the regular official weekday close of trading on such day.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the Index Sponsor discontinues publication of an Index prior to, and such discontinuation is continuing on, an Underlying Valuation Date or any other relevant date on which the Index closing level of such Index is to be determined, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, such Underlying Valuation Date or such other relevant date, then the calculation agent will determine the Index closing level of such Index for such Underlying Valuation Date or such other relevant date on such date. The Index closing level of such Index will be computed by the calculation agent in accordance with the formula for and method of calculating such Index or successor index, as applicable, last in effect prior to such discontinuation, using the applicable Contract Price (or, if trading in the relevant futures contract has been materially suspended or materially limited, the calculation agent's good faith estimate of the applicable Contract Price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each futures contract most recently composing such Index or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of an Index or its successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating an Index or a successor index, or the level thereof, is changed in a material respect, or if an Index or a successor index is in any other way modified so that such Index or such successor index does not, in the opinion of the calculation agent, fairly represent the level of such Index or such successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the Index closing level of such Index or such successor index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a commodity index comparable to such Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to such Index or such successor index, as adjusted. Accordingly, if the method of calculating such Index or such successor index is modified so that the level of such Index or such successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index), then the calculation agent will adjust its calculation of such Index or such successor index in order to arrive at a level of such Index or such successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the final Underlying Valuation Date. If the notes have more than one Underlying Valuation Date, then, for each Underlying Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Underlying Valuation Dates in excess of one) will be the corresponding Underlying Valuation Dates, unless otherwise specified in the relevant terms supplement.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- a "regulated investment company" as defined in Code Section 851;

- a "real estate investment trust" as defined in Code Section 856;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding a note as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to a note;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes. We intend to seek an opinion from Davis Polk & Wardwell LLP, our special tax counsel, which will be based upon the terms of the notes at the time of the relevant offering and certain factual representations to be received from us, regarding the treatment of the notes as "open transactions" for U.S. federal income tax purposes. Whether our special tax counsel expresses an opinion regarding the characterization of the notes will be indicated in the relevant terms supplement. In either case, we and you will agree to treat the notes for U.S. federal income tax purposes as "open transactions." While other characterizations of the notes could be asserted by the IRS, as discussed below, the following discussion assumes that the notes are treated for U.S. federal income tax purposes as "open transactions" with respect to the Underlying and not as debt instruments, unless otherwise indicated.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or resident of the United States;

- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the notes prior to maturity other than pursuant to a sale, exchange or early redemption as described below.

Sale, Exchange or Redemption of a Note. Upon a sale or exchange of a note (including early redemption or redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the note, which should equal the amount you paid to acquire the note. This gain or loss should be long-term capital gain or loss if you have held the note for more than one year at that time. The deductibility of capital losses, however, is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the notes and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. For example, the IRS might treat the notes as debt instruments issued by us, in which event the taxation of the notes would be governed by certain Treasury regulations relating to the taxation of "contingent payment debt instruments" if the term of the notes from issue to maturity (including the last possible date that the notes could be outstanding) is more than one year. In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount on your notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes, in each year that you hold your notes (even though you will not receive any cash with respect to the notes prior to maturity) and any income recognized upon a sale or exchange of your notes (including early redemption or redemption at maturity) would generally be treated as interest income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the notes might also require you to include amounts in income during the term of your notes and/or might treat all or a portion of the gain or loss on the sale or exchange of your notes (including early redemption or redemption at maturity) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held your notes. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very

generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including early redemption or redemption at maturity).

If you are a Non-U.S. Holder of a note and if the characterization of the notes as "open transactions" is respected, any income or gain from the note should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "—Tax Consequences to U.S. Holders—Possible Alternative Tax Treatments of an Investment in the Notes" is the degree, if any, to which income with respect to instruments described therein, such as the notes, should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If the notes were recharacterized as indebtedness, any income or gain from a note nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described below has been fulfilled. Because the characterization of the notes is unclear, payments made to you with respect to a note may be withheld upon unless you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an "Agent" or "JPMS"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMS, the "Agents"), JPMS has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligation under the notes. The underwriting arrangements for this offering will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMS may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMS may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMS must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMS is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMS may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMS is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 203-A-I, any related index supplement or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 203-A-I, any related index supplement or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 203-A-I nor any related index supplement, the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 203-A-I nor any related index supplement, the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 203-A-I, any related index supplement and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   the number of contacted investors should be relatively small.

(iv)   investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)   the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 203-A-I, any related index supplement, and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 203-A-I and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a)   at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d)   at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

    (i) the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

    (ii) the size of the investor's securities portfolio exceeds €500,000;

    (iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

    (a) expressly requested the AFM to be considered as a qualified investor; and

    (b) been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

    (a) an average number of employees during the financial year of at least 250;

    (b) total assets of at least €43,000,000; or

    (c) an annual net turnover of at least €50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

    (a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

    (b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 203-A-I nor any related index supplement nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 203-A-I, any related index supplement, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 203-A-I, any related index supplement and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a)   it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is neither a substitute or proxy for, nor is it intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and shall not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i) the purchaser, holder or purchaser or holder's fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, or (C) the exercise, or failure to exercise, any rights we have under or with respect to the notes;

(ii) we and our affiliates have and shall act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of any investor;

(iv) our interests are adverse to the interests of any purchaser or holder; and

(v) neither we nor any of our affiliates are fiduciaries or advisers of the purchaser or holder in connection with any such assets, positions or transactions and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.